Exhibit 99.10

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is made and entered into as of June 29, 2021 by and among Glass House Brands Inc., a British Columbia corporation f/k/a Mercer Park Brand Acquisition Corp. (the “Company”) and the parties listed on Schedule A hereto (each such party, together with any person or entity who hereafter becomes a party to this Agreement pursuant to Section 2.2 or Section 3.2 of this Agreement, a “Holder” and collectively the “Holders”). Any capitalized term used but not defined herein will have the meaning ascribed to such term in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company and GH Group, Inc., a Delaware corporation (“GH”) are party to that certain Agreement and Plan of Merger dated as of April 8, 2021 (as amended, the “Merger Agreement”), pursuant to which, on the Closing Date, the Company will indirectly acquire GH;

WHEREAS, pursuant to the Merger Agreement, the Holders are receiving subordinate, restricted or limited voting shares (the “Subordinate Shares”) of the Company or shares of an Affiliate exchangeable therefor (the “Exchangeable Shares”);

WHEREAS, in connection with the transactions contemplated under the Merger Agreement, the Company’s founders (as defined in the Company’s prospectus dated May 7, 2019 and listed under the heading Founders Lock-Up Parties on the signature page hereto (collectively, the “Founders Lock-Up Parties”)) and certain of the founders of GH listed on Schedule A attached hereto (the “GH Lock-Up Parties”) will, subject to the terms hereof, enter into customary lockup agreements restricting the sale of 50% of the shares of the Company held by such persons for six (6) months following closing of the Transaction and the remaining 50% for twelve (12) months following closing of the Transaction.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Affiliate” means, with respect to a specified person, each other person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. As used in this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”) means possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of voting securities or by contract or other agreement).

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Change in Control” means: (a) a reorganization, merger, consolidation or a similar transaction, in any case in which the holders of the voting stock of the Company prior to such transaction do not hold (in substantially the same proportion) a majority of the voting power of the resulting entity (or an entity that wholly owns the resulting entity); or (b) any person becomes the beneficial owner of securities representing 25% or more of the voting rights attached to shares of the Company other than the GH Lock-Up Parties; or (c) a sale of all or substantially all of the assets of the Company and its subsidiaries (other than an internal reorganization).

“Closing” shall have the meaning given to such term in the Merger Agreement.

“Closing Date” shall mean the date of this Agreement.

“Company” shall have the meaning given in the Preamble.

“Exchangeable Shares” shall have the meaning given in the Recitals hereto.

“ Excluded Shares” means Subordinate Shares (i) to be forfeited at Closing by the Sponsor pursuant to the amended Investor Rights Agreement, (ii) to be transferred by the Sponsor to one or more investors in connection with the private placement carried out by the Company and an Affiliate in conjunction with the transaction, (iii) transferred to one or more investors in connection with any non-redemption agreement or similar agreement to facilitate a redemption withdrawal entered into by the Company in conjunction with the transaction on or prior to the Closing Date, or (iv) to be transferred by the Sponsor to TPCO or an affiliate if a financing and cannabis supply arrangement is subsequently entered into with them by the Company and the Sponsor.

“Founders” shall mean Mercer Park Brand, L.P., Charles Miles, and Sean Goodrich, and their respective Affiliates.

“Founders Lock-Up Party” shall have the meaning given in the Recitals, and any of their respective Permitted Transferees.

“Founders Lock-Up Period” shall mean, (A) with respect to the initial 50% of the Founders Lock-Up Shares, excluding any Excluded Shares, the period ending on the date that is six (6) months after the Closing Date, and (B) with respect to the remaining 50% of the Founders Lock-Up Shares, excluding any Excluded Shares, the period ending on the date that is twelve (12) months after the Closing Date.

“ Founders Lock-Up Shares” shall mean any Subordinate Shares that are held by any Founders Lock-Up Party immediately after the Closing, but excluding any Excluded Shares, as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization, or like change with respect to the Subordinate Shares.

“GH” shall have the meaning given in the Recitals.

“GH Lock-Up Party” shall have the meaning given in the Recitals, and any of their respective Permitted Transferees.

“GH Lock-Up Period” shall mean, (A) with respect to the initial 50% of the GH Lock-Up Shares, the period ending on the date that is six (6) months after the Closing Date, and (B) with respect to the remaining 50% of the GH Lock-Up Shares, the period ending on the date that is twelve (12) months after the Closing Date.

“GH Lock-Up Shares” shall mean any Subordinate Shares and Exchangeable Shares held by any GH Lock-Up Party immediately after the Closing, as adjusted to appropriately reflect any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization, or like change with respect to the Subordinate Shares.

“Holders” shall have the meaning given in the Preamble.

“Lock-Up Period” means either the Founders Lock-Up Period or the GH Lock-Up Period.

“Merger Agreement” shall have the meaning given in the Recitals hereto.

“Permitted Transferees” shall mean a person or entity to whom either a Founders Lock-Up Party or a GH Lock-Up Party is permitted to Transfer such Founders Lock-Up Shares or GH Lock-Up Shares, respectively, prior to the expiration of the Founders Lock-Up Period or the GH Lock-Up Period, as applicable, pursuant to Section 2.2 of this Agreement, and to any Permitted Transferee thereafter (but for greater certainty shall not include the recipients of Excluded Shares).

“Sponsor Warrants” means warrants to purchase Subordinate Shares issued to the Founders in connection with the initial public offering of the Company, excluding any that are forfeited by the Sponsor at Closing pursuant to the amended Investor Rights Agreement.

“Subordinate Shares” shall have the meaning given in the Recitals hereto.

“Transfer” means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

ARTICLE II

LOCK-UP

2.1 Transfer Restrictions.

2.1.1 Except as permitted by Section 2.2, each Founders Lock-Up Party shall not Transfer any Founders Lock-Up Shares beneficially owned or owned of record by such Holder unless and until the Founders Lock-Up Period applicable to such Founders Lock-Up Shares has expired.

2.1.2 Except as permitted by Section 2.2, each GH Lock-Up Party shall not Transfer any GH Lock-Up Shares beneficially owned or owned of record by such Holder unless and until the GH Lock-Up Period applicable to such GH Lock-Up Shares has expired.

2.2	Exceptions.

2.2.1	The provisions of Section 2.1 shall not apply to:

2.2.1.1 transactions relating to Subordinate Shares acquired by the undersigned in open market transactions or relating to Subordinate Shares resulting from the exercise of the Company’s warrants (other than Sponsor Warrants) in open market transactions;

2.2.1.2	Transfers as a bona fide gift or gifts, or to a charitable organization;

2.2.1.3 Transfers to a spouse, domestic partner, parent, sibling, child or grandchild of the undersigned or any other person with whom the undersigned has a relationship by blood, marriage or adoption not more remote than first cousin (collectively, such person’s “Immediate Family”) or to a trust, or other entity formed for estate planning purposes for the primary benefit of Immediate Family;

2.2.1.4 if the undersigned is an individual, Transfers by will or intestate succession upon the death of the undersigned;

2.2.1.5 the Transfer by operation of law or pursuant to a court order or settlement agreement, such as pursuant to a qualified domestic order or the dissolution of marriage or civil union (including, without limitation, a divorce settlement);

2.2.1.6 if the undersigned is a corporation, partnership (whether general, limited or otherwise), limited or unlimited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited or unlimited liability company, trust, syndicate, association or other business entity that controls, is controlled by or is under common control or management with the undersigned or its Affiliates, including to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, and (ii) distributions of Subordinate Shares or Exchangeable Shares to any general partner, limited partner, members, equity holders, shareholders or owners of equity interests in the undersigned or any of its Affiliates;

2.2.1.7 Transfers (i) to the Company or the Company’s officers, directors or their Affiliates and (ii) to the officers, directors or Affiliates of the undersigned;

2.2.1.8 In the case of the GH Lock-Up Parties, Transfers in connection with the repurchase by the Company of securities pursuant to any repurchase right arising upon the termination of the such Holder’s employment or service with the Company;

2.2.1.9 pledges of Subordinate Shares or Exchangeable Shares to a nationally recognized financial institution to secure a bona fide debt financing and any foreclosure by such financial institution or transfer to such financial institution in lieu of foreclosure;

2.2.1.10 Transfers pursuant to a bona fide third-party tender offer, take-over bid, merger, amalgamation, arrangement, share sale, share exchange, liquidation, recapitalization, consolidation or other transaction involving a Change in Control of the Company or which results in all of the Company’s shareholders having the right to exchange their equity in the Company for cash, securities or other property, provided that in the event that such transaction is not completed, the Subordinate Shares and Exchangeable Shares subject to this Agreement shall remain subject to this Agreement; and

2.2.1.11 Excluded Shares;

provided, that in the case of any Transfer or distribution pursuant to subsections 2.2.1.2 through 2.2.1.7, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Agreement.

2.3 Legends.

2.3.1 During a Lock-Up Period, each certificate or book-entry position evidencing any securities subject to such Lock-Up Period (for greater certainty excluding any Excluded Shares) shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF JUNE 29, 2021, BY AND AMONG GLASS HOUSE BRANDS INC. AND THE REGISTERED HOLDER OF THE SHARES. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY GLASS HOUSE BRANDS INC. TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

2.3.2 For the avoidance of doubt, each Holder shall retain all of its rights as a shareholder of the Company with respect to the securities subject to a Lock-Up Period, including the right to vote any such securities that are entitled to vote. The Company agrees to (i) instruct its transfer agent to remove the legends in subsection 2.3.1 upon the expiration of a Lock-Up Period and (ii) cause its legal counsel, at the Company’s expense, to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i).

ARTICLE III

MISCELLANEOUS

3.1 Notices.

3.1.1 Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail or Canada Post, as applicable, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail, telecopy, telegram or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail, telecopy, telegram or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Glass House Brands Inc., 3645 Long Beach Boulevard, Long Beach, California 90807, Attention: Kyle D. Kazan, [Redacted] and, if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 3.1.

3.2 Assignment; No Third Party Beneficiaries.

3.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

3.2.2 Prior to the expiration of the Founders Lock-Up Period and the GH Lock-Up Period, no Founders Lock-Up Party or GH Lock-Up Party, as applicable, may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except as permitted in Section 2.2 of this Agreement.

3.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

3.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 3.2 hereof.

3.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 3.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any Transfer or assignment made other than as provided in this Section 3.2 shall be null and void.

3.3 Counterparts.

3.3.1 This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

3.4 Governing Law; Venue.

3.4.1 Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that, to the fullest extent permitted by applicable law, (i) this Agreement shall be governed by and construed under the laws of the province of British Columbia and the federal laws of Canada applicable therein, without regard to the conflict of law provisions of such jurisdiction and (ii) the venue for any action taken with respect to this Agreement shall be any court located in Vancouver, British Columbia.

3.4.2 Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and, therefore, each such party hereby irrevocably and unconditionally waives to the fullest extent permitted by applicable law, any right such party may have to a trial by jury in respect to any action directly or indirectly arising out of, under or in connection with or relating to this Agreement or the transactions contemplated by this Agreement.

3.5 Amendments and Modifications.

3.5.1 Upon the written consent of the Company and the Holders of at least a majority of the Subordinate Shares and Exchangeable Shares subject hereto at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of Subordinate Shares or Exchangeable Shares, in a manner that is adverse and different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

3.6 Term.

3.6.1 This Agreement shall terminate 12 months following the date hereof, unless terminated earlier in accordance with Section 3.6.2.

3.6.2 Notwithstanding anything in this Agreement and in accordance with Section 9.12 of the Merger Agreement, (i) if during the period commencing on the Closing Date and ending on the expiry of the GH Lock-Up Period, the Company, either directly or indirectly by amendment, merger, consolidation or otherwise, does any of the following acts listed below in this Section 3.6.2 without prior written consent of the Sellers’ Representative, the GH Lock-Up Period will immediately terminate and be of no further force or effect, or (ii) if during the period commencing on the Closing Date and ending on the expiry of the Founders Lock-Up Period, the Company, either directly or indirectly by amendment, merger, consolidation or otherwise, does any of the following acts listed below in this Section 3.6.2 without prior written consent of the Founders Lock-Up Parties, the Founders Lock-Up Period will immediately terminate and be of no further force or effect. The acts referred to above are: (a) the liquidation or winding up of the Company; (b) a Change in Control of the Company pursuant to a merger or similar business combination transaction (other than in pursuant to an internal reorganization); or (c) the sale of a majority (or greater) of the shares of capital stock of the Company or of all or substantially all the consolidated assets of the Company (other than an internal reorganization).

[Signature Pages Follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
GLASS HOUSE BRANDS INC.

By:	(signed) “Kyle Kazan”
Name: Kyle Kazan
Title: Chief Executive Officer

Founders Lock-Up Parties:

MERCER PARK BRAND, L.P., by its general partner, MERCER PARK CB GP II, L.L.C

By:	(signed) “Johnathan Sandelman”
Name: Johnathan Sandelman
Title: Managing Member

(signed by Founders Locked-Up Parties)
[Redacted]

GH LOCK-UP PARTIES:

(signed by GH Locked-Up Parties)
[Redacted]

Schedule A

GH Lock-Up Parties

[Redacted – Personal Information.]

Founders Lock-Up Parties

1. Mercer Park Brand, L.P.

[Redacted – Personal Information.]